

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2013

Via E-mail
Ronald P. Erickson
President and Chief Executive Officer
Visualant, Incorporated
500 Union Street, Suite 420
Seattle, WA 98101

      Re: **Visualant, Incorporated**
                Amendment No. 1 to Registration Statement on Form S-1
                Filed August 16, 2013
                File No. 333-189788

Dear Mr. Erickson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1.   Please ensure that your disclosure throughout your document is current. We note for example your continued statement on your prospectus cover and on page 5 that you currently have an insufficient number of shares authorized to permit the exercise of all the Series A warrants; however, this statement appears to be inconsistent with the information in your Form 8-K dated August 12, 2013. Likewise, on page 25 your refer to license revenue that "will be fully recognized by May 31, 2013." Was the all revenue from the license fully recognized by that date?

Table of Contents, page 4

2.   Please address that part of prior comment 3 that applied to the penultimate sentence on page 4.

The Company and our Business, page 5

3.   Please revise so that your summary does not provide disproportionate prominence to products relative to their contribution to your business. For example, if the products sold through TransTech represent most of your revenue at this time while you have not yet generated sales of completed ChromaID products, you should present the TransTech business prominently in your summary and then mention the Chromatid business in a context that makes clear that you have not yet completed development or sold these products. Also, when you describe the TransTech business, please replace the vague phrase "value added security and authentication solutions" with a clear, direct summary of the TransTech business; if TransTech currently is primarily a re-seller of products manufactured by third-parties, ensure that your summary makes this clear.

4.   We note your response to prior comment 1. Please avoid referring to Sumitomo Precision Products Co., Ltd. merely as SPP throughout your document. Likewise, please avoid using the term "SPM" throughout your document without explanation of what you mean in context.

Risk Factors, page 6

5.   Please tell us where you addressed the third bullet point in prior comment 9.

6.   Please expand your response to the last bullet point of prior comment 9 to support your conclusion that the risk is not material. Include in your response the extent of outstanding securities that require adjustment to the terms if you issue securities at a lower price. Also show us the extent of potential dilution given a reasonable range of potential adjustments reflecting the range of market prices for your securities.

7.   Please expand your response to prior comment 13 to provide us support your conclusion that the issue is not a material risk. Also, please expand your response to prior comment 14 to provide us support for your conclusion that the issue raised in that comment does not create a material risk; include in your response why you believe that you do not need a full-time CFO and why there are not material conflicts regarding the decisions he must make regarding allocation of his time and the funding sources that he might identify among the companies who employ him.

Trading in the Company's stock may be restricted, page 9

8.   We note your response to prior comment 10. Please show us your calculations pursuant to Rule 3a51-1(g)(2).

The Offering May Not Cover, page 10

9.   Because you are not receiving proceeds from this registered offering, please revise the first two words of the caption of this risk factor to remove the implication to the contrary. Also revise the risk factor caption to clarify what risk you are explaining in this risk factor that differs from the first risk factor on page 6.

Selling Security Holders, page 12

10.   Please tell us why you have registered for sale some of the selling stockholders' shares on this registration statement and some on your other pending registration statement. If you intend to proceed with two separate registration statements, ensure that the prospectus for both makes clear that the selling stockholders are offering for sale additional shares by a separate registration statement.

11.   Please clarify what exhibit number you are citing in your response to prior comment 16. If you mean exhibit 10.3 to the Form 10-K that you filed on June 18, 2013, please to provide us your analysis of how you filed a registration statement for all of the "Series A Warrant Shares" by the deadline in that agreement.

12.   Your revisions on page 12 in response to prior comment 21 that GVC did not acquire the offered shares in the Special Situations transaction are inconsistent with your disclosure in the first paragraph of your prospectus cover. Please reconcile, and disclose the terms of the transactions in which you issued the offered shares to GVC. Also, tell us whether any of the shares registered for sale include common stock underlying the additional placement agent warrants which, according to page 20, you have not yet issued.

13.   Unless the selling stockholders who are broker-dealers received their offered shares as compensation for underwriting activities, those selling stockholder should be identified in your prospectus as underwriters, rather than merely saying that they "may be" underwriters as you do on page 15. Also, the selling stockholders who are affiliates of broker-dealers should be identified as underwriters unless you disclose, if true, that (1) the selling stockholder purchased the offered shares in the ordinary course of business and (2) at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities; these statements should not be limited merely "to [y]our knowledge" like you do on page 14.

14.   Please clarify what you mean by a "fully-diluted basis" in the last sentence on page 12, and provide us your analysis of how this disclosure is consistent with applicable rules regarding disclosure of beneficial ownership.

15.   Refer to our prior comment 17. It continues to appear from the column headings in your selling security holders' table as if warrants are being offered. Please revise.

16.   It is unclear how the selling shareholders can offer for sale more shares than they
        currently own according to column B of your table in this section. Please provide us
        your analysis of all authority on which you rely to determine the number of shares to
        disclose as beneficially owned by the selling shareholders.

17.   It is unclear how you addressed the last sentence of prior comment 22 because the
        beneficial ownership that you disclose here continues to differ from the beneficial
        ownership of the same shareholders included in the table on page 36. Please advise or
        revise.

Plan of Distribution, page 13

18.   Please expand your response to prior comment 23 to provide us a complete analysis
        supporting your conclusion regarding whether the offering is on behalf of the issuer. See
        Securities Act Rules Compliance and Disclosure Interpretation 612.09 for a list of factors
        that you should address in your analysis. When addressing those factors, consider the
        securities offered via this registration statement together with the securities offered via
        your registration statement on Form S-1 filed August 16, 2013, file number 333-190685.

Business, page 16

19.   You state in the first sentence of this section that you had 500,000,000 authorized shares
        when you were incorporated in 1998; however, your response to prior comment 26
        indicates that you increased your authorized shares from 200,000,000 recently. Please
        ensure that your disclosure here and throughout your document is accurate.

20.   Please tell us the basis for your statement in the second paragraph on page 16 that you
        expect ChromaID to provide the majority of your revenue in the future, given the lack of
        commercial sales to date. In addition, please tell us whether the uncertainty of the
        development of a commercial market for ChromaID technology presents a material risk
        to your investors, and if so, provide appropriate risk factor disclosure.

21.   Please disclose in this section that acquisition of RATLab and Javelin mentioned on
        pages F-27 and F-28. Also describe what you acquired from those companies and
        describe the material terms of the agreements relating to those acquisitions. For
        example, we note that you are obligated to pay Javelin ten percent of the gross margin
        you receive from joint ventures or license fees under the terms of exhibit 10.2 to your
        Form 8-K filed August 22, 2012 and mentioned on page F-28. See Regulation S-K Item
        101(h)(3). In addition, please tell where that fee agreement is referenced in the exhibit
        index to this Form S-1.

22.   Please expand your disclosure in response to prior comment 25 to address Regulation
        S-K Item 101(h)(4)(iv) as it applies to both your product in development and

TransTech's business. For example, do competitors currently offer products that perform the functions that you are developing a product to perform?

Our ChromaID Technology, page 16

23.   We note your references to diagnosing materials, pharmaceutical equipment, and food processing. Please tell us why you have not described Food and Drug Administration regulation per Regulation S-K Item 101(h)(4)(viii).

Our Joint Development Agreement, page 16

24.   Please describe the material obligations of the parties under the agreement. Also, please:
- explain the reason for the need for the extension under the agreement.
- identify the "select" countries for which you have granted exclusivity to Sumitomo.
- disclose the material hurdles remaining until the product can be commercialized and the joint development agreement is completed.

Our Commercialization Plan for our ChromaID Technology, page 17

25.   Refer to your disclosure that the developer tools are available and the database can be operated by the customer. If these products are not currently available for purchase and use by customers, please clarify your disclosure and explain the material hurdles that remain. If these products are currently available for purchase and use by customers, please clarify why no sales have been completed.

Suppliers, page 18

26.   Please tell us whether you have agreements with the vendors who account for approximately 70% of the TransTech revenue. If so, please tell us where you have filed the agreements as exhibits. If not, please add appropriate risk factors.

27.   Please clarify whether you resell the products you receive from the suppliers and, if not, the nature of the manufacturing that you complete.

Distribution Methods, page 18

28.   Refer to the first sentence of the last paragraph of this section. Given that you have not yet sold spectral pattern matching products, please tell us why you believe you have a reasonable basis to make a claim regarding margins.

Purchase Agreement with Special Situations, page 20

29.   Your response to prior comment 26 appears to be inconsistent with exhibit 10.4 to the Form 8-K that you filed on June 18, 2013; that exhibit identifies Visualant as one of the

parties to the agreement. Please clarify your response to prior comment 26 accordingly. Also, cite in your response the rules on which you relied to determine whether you complied with Regulation 14A in connection with the agreement.

Agreements with Gemini Master Fund, Ltd. and Ascendiant Capital Partners LLC, page 22

30.   When you refer to warrants and convertible notes, please disclose the original exercise and conversion rates and the revised rates.

31.   Please revise the second sentence of the paragraph numbered (1) in this section to specify the portion of the $300,000 purchase price that you did pay. Also, here and throughout your document where you address repurchasing your securities, please address that part of prior comment 29 that asked you to provide disclosure regarding the purpose of repurchasing securities from selected investors given your negative working capital.

32.   The last paragraph of this section discloses that you agreed to acquire all of the investment rights of both Gemini and Ascendiant for $850,000. The last sentence of that paragraph says that you acquired only the rights of Gemini for $850,000. Please clarify.

Management's Discussion and Analysis, page 25

33.   With a view toward appropriate disclosure in this section regarding the expenses that you are funding by issuing your securities, please clarify why you compensated David Markowski multiple times for "services related to the acquisition of TransTech." We note Item 15 of this Form S-1.

Summary of Recent Business Operations for the Nine Months Ended June 30, 2013, page 25

34.   Please describe the new products that TransTech released during the period that affected the change in revenue and margins. Also discuss why the products decreased margins.

35.   Here and in your discussion of full-year results, please discuss material changes to your research and development expenses, your general and administrative expenses, your other (income) expense items, and other items that materially contributed to changes in your net loss or are material trends.

Summary of Recent Business Operations for the Year Ended September 30, 2012, page 25

36.   Please quantify separately the amounts spent for business development and investor relations. Also, explain the nature of each of those expenditures.

37.   Describe the change in product mix that affected TransTech margins.

Summary of Recent Business Operations for the Year Ended September 30, 2011, page 25

38.   Your disclosure on page 16 indicates that you entered into the license agreement in May 2012. Please clarify how that agreement generated revenue in the fiscal year ended September 30, 2011 as you disclose in the last sentence of the second paragraph under this caption.

Liquidity and Capital Resources, page 26

39.   Refer to the last sentence of prior comment 58. Please tell us which exhibit to this Form S-1 represents the BFI Finance credit facility.

40.   Please provide a complete discussion of your liquidity and capital resources, rather than merely repeating numbers evident from your financial statements. Refer to Regulation S-K Item 303, Release 33-3850, and prior comment 29.

Management, page 28

41.   Please specify in Mr. Erickson's biography the position he held from 2008 through his appointment as your CEO in November 2009.

Other Executive Officers, page 30

42.   We note your deletion of Mr. Scott's role as CFO of Sonora Resources and U.S. Rare Earths. Please tell us why you need not provide this disclosure per Regulation S-K Item 401 and Rule 408.

Remuneration of Executive Officers, page 32

43.   Please include in the table all compensation earned by the named executive officers during the periods presented, even if paid in a subsequent period. For amounts that were paid after they were due, please disclose the terms of the deferral arrangement, including interest; in this regard, please clarify how you calculated the $73,600 figure in footnote 1.

44.   Please tell us the reasons for the changes you made to numbers in the previous version of your summary compensation table, and provide us your analysis of how the changes affect your obligations under Rule 14a-21(a). In this regard, please also demonstrate to us how you have complied with Rule 14a-21(a).

Director Summary Compensation Table, page 34

45.   Please address the last sentence of prior comment 15 as it applies to your reference to Form 10-K that appears in this section and on page 22. Likewise:

- it is unclear whether the financing transactions and related revisions that you say on page 26 are "discussed previously" refer to prior filings; please clarify.
- please tell us the authority on which you rely to qualify your disclosure by reference to a "Preliminary 14A" as you do on page 39.

46.   Please revise the first sentence of footnote 1 to refer to grant date fair value as required by Regulation S-K Item 402(r)(2)(iv). Likewise, revise footnote 7 on page 33; see Regulation S-K Item 402(n)(2)(v).

47.   Please expand your response to prior comment 36 to tell us the authority on which you rely to provide proxy statement disclosure rather than file a Form 8-K. If you do not have authority for your conclusions, please tell us whether you plan to file a Form 8-K to address the director departures.

48.   Please include in the table the dollar amounts mentioned in the last two sentences added to this section.

Security Ownership of Certain Beneficial Owners and Management, page 35

49.   Please indicate by footnote to the table the number of shares that each holder has the right to acquire within 60 days. See Item 403(a) and (b) of Regulation S-K. In addition, please tell us why the numbers in this table differ from the numbers in the table in your original filing in the column that included options and warrants with respect to Mr. Erickson and Mr. Scott.

Certain Relationships and Related Party Transactions, page 36

50.   Please disclose the consideration you will receive for the one-time payment of $100,000 to Sumitomo. Also disclose when the payment is due and any interest rate.

51.   Please expand your response to prior comment 41 to cite the relevant authority on which you rely to conclude that the amounts need not be reported in the Summary Compensation Table or Director Compensation Table.

Change in Control Provisions, page 39

52.   Please tell us how you confirmed the accuracy of your response to prior comment 43. We note, for example, that you have not disclosed in this disclosure that section 2.5 of exhibit 3.1 eliminates the ability of shareholders to call a special meeting.

Recent Sales of Unregistered Securities, page 43

53.   Please expand your response to prior comment 50 to tell us with specificity how you addressed the last sentence of that comment.

54.   It does not appear that you addressed prior comment 52. For each transaction, please clarify briefly the facts relied upon to make available the cited exemption from registration under the Securities Act. For transactions that are integrated under Rule 502, please ensure that your disclosure of the facts relied upon to make available the cited exemption reflects the integration.

Exhibits

55.   We note your response to prior comment 54; however, the document that you included as exhibit 3.2 appears to be merely an amendment to your articles of incorporation. Please file your complete, current articles of incorporation.

56.   We note your response to prior comment 56; however, you must file complete exhibits with all attachments. If the exhibits or attachments include confidential information, Rule 406 and Rule 24b-2 provide the exclusive means for requesting confidential treatment of such information. Therefore, please file the complete agreements requested in the prior comment or comply with the procedures in Rule 406 or Rule 24b-2, as appropriate. In addition, please follow these procedures with respect to Exhibit A to your business development fee agreement with Javelin included with your Form 8-K filed August 22, 2012 and the excluded assets in Schedule A of exhibit 10.15 to this Form S-1. For guidance, please review Staff Legal Bulletin No. 1 (February 28, 1997 with July 11, 2001 addendum) available on the Commission's web site.

57.   We note your response to prior comment 57. Please file the original lease that, according to section 8 of 10.37, continues to contain the terms of the agreement. Also file the amendment extending the term of exhibit 10.38, and, given the parties that signed exhibit 10.38, tell us how you provided disclosure regarding the lease pursuant to Regulation S-K Item 404.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): James F. Biagi, Jr.